APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Gentile Brewing Company, LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Merchandise	534.12
Mug Club Membership	6,625.00
Sales	-700.00
B2B Income	13,009.00
B2C Income	162,641.93
Private Functions	6,400.00
Total B2C Income	**169,041.93**
Retail Income	0.00
Bottle/Can To-Go	3,466.75
Growler Fill	26,697.17
Magnets/glasses	722.27
Snacks	2,466.05
Tshirts	3,800.60
Total Retail Income	**37,152.84**
Wholesale	300.00
Total Sales	**218,803.77**
Total Income	**$225,962.89**
Cost of Goods Sold	
Chemicals	3,030.65
Direct payroll	1,165.88
Payroll Taxes	8,459.67
Payroll-FOH labor	80,089.35
Tips Paid	-34,364.25
Total Direct payroll	**55,350.65**
Food/Snack Purchase	2,144.44
Label Design	1,000.00
Merchandise purchase	5,381.08
Production Tax	0.00
Federal excise tax	791.29
State Excise Tax	564.00
Total Production Tax	**1,355.29**
Raw Materials	21,173.38
Total Cost of Goods Sold	**$89,435.49**
GROSS PROFIT	**$136,527.40**
Expenses	
Advertising	1,715.66
Art Consulting	1,207.50
Artwork	100.00

Gentile Brewing Company, LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Credit Card Processing Fee	7,426.23
Depreciation Expense	28,450.00
Donation	3,030.50
Dues and Subscriptions	1,815.30
Equipment Rental	922.76
Freight and Delivery	56.04
Health and Wellness	210.00
Insurance	0.00
Bond	200.00
Liability Insurance	4,721.15
Umbrella	412.50
Work Comp	1,412.89
Total Insurance	**6,746.54**
Interest Expense	0.00
Finance Charge	471.26
Loan Interest	4,351.92
Total Interest Expense	**4,823.18**
Laboratory Equipment	31.40
Licenses and Permits	1,317.00
Office Supplies	1,886.76
Payroll Fees	864.14
Postage and Delivery	402.91
Professional Development	74.38
Professional Fees	0.00
Accounting	3,367.50
Total Professional Fees	**3,367.50**
Rent	21,600.00
Repairs	843.57
Equipment Repairs	440.00
Total Repairs	**1,283.57**
Security	360.00
Sponsorship	550.00
Supplies	126.29
Marketing	1,563.15
Office	834.77
Total Supplies	**2,524.21**
Telephone	2,785.70
Travel & Ent	0.00
Automobile Expense	5,217.40
Gasoline	1,816.00
Meals	2,565.91

Gentile Brewing Company, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Travel	21.00
Total Travel & Ent	**9,620.31**
Uniforms	674.90
Utilities	0.00
Compost	256.00
Gas and Electric	7,626.45
Water/Sewer/Trash	443.75
Total Utilities	**8,326.20**
Total Expenses	**$112,172.69**
NET OPERATING INCOME	**$24,354.71**
Other Income	
ask	-137.20
Growler Income	-368.00
Total Other Income	**$ -505.20**
Other Expenses	
Bank Service Charges	1,027.72
Total Other Expenses	**$1,027.72**
NET OTHER INCOME	**$ -1,532.92**
NET INCOME	**$22,821.79**

Gentile Brewing Company, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eastern Bank	18,020.06
Event Cash Box	131.00
Paypal	379.05
Total Bank Accounts	**$18,530.11**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
TShirts - Apparel	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$18,530.11**
Fixed Assets	
Accumulated Depreciation	-81,869.00
Appliances	21,529.12
Boelter	7,275.00
Brewhouse	16,356.53
Chiller and Piping	9,660.00
Computer Hardware	3,989.26
Furniture	8,823.27
Glassware	2,105.51
Keg Washer	3,195.00
Kegs	10,643.79
Leasehold Improvements	94,483.19
Tanks	36,091.61
Total Fixed Assets	**$132,283.28**
TOTAL ASSETS	**$150,813.39**

Gentile Brewing Company, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	7,518.43
Total Credit Cards	**$7,518.43**
Other Current Liabilities	
Accrued Expenses	0.00
Department of Revenue Payable	1,126.47
Sales Tax Payable	6.48
Total Department of Revenue Payable	**1,132.95**
Gift Card	985.04
Growler Deposit	2,521.20
Mug Club membership liabitity	1,108.30
Payroll Clearing	0.00
Payroll Tax Liability	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	75.24
TIPS payable	0.00
Total Other Current Liabilities	**$5,822.73**
Total Current Liabilities	**$13,341.16**
Long-Term Liabilities	
2016 Loan from Eastern	16,867.54
2018 Loan from Eastern	24,675.01
Eastern Bank-LOC	28,299.59
Loan From Others	50,000.00
Total Long-Term Liabilities	**$119,842.14**
Total Liabilities	**$133,183.30**
Equity	
Capital	29,892.30
Distribution	-35,084.00
Retained Earnings	0.00
Net Income	22,821.79
Total Equity	**$17,630.09**
TOTAL LIABILITIES AND EQUITY	**$150,813.39**

Gentile Brewing Company, LLC

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	22,821.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	389.00
Inventory Asset	6,466.01
TShirts - Apparel	2,416.48
AMEX	-34.09
AMEX	-4,129.73
Accrued Expenses	0.00
Department of Revenue Payable	208.03
Gift Card	-202.96
Growler Deposit	2,194.00
Mug Club membership liabitity	25.00
Payroll Tax Liability	0.00
Sales Tax Payable	27.09
TIPS payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,358.83**
Net cash provided by operating activities	**$30,180.62**
INVESTING ACTIVITIES	
Accumulated Depreciation	28,450.00
Appliances	-808.71
Boelter	-2,982.70
Brewhouse	-500.00
Chiller and Piping	-9,660.00
Computer Hardware	-915.13
Furniture	-2,507.72
Glassware	-1,652.89
Kegs	-492.70
Leasehold Improvements	-1,675.62
Tanks	-218.92
Net cash provided by investing activities	**$7,035.61**
FINANCING ACTIVITIES	
2016 Loan from Eastern	-6,853.54
2018 Loan from Eastern	24,675.01
Eastern Bank-LOC	-7,763.78
Distribution	-35,084.00
Retained Earnings	700.00
Net cash provided by financing activities	**$ -24,326.31**
NET CASH INCREASE FOR PERIOD	**$12,889.92**
Cash at beginning of period	5,640.19
CASH AT END OF PERIOD	**$18,530.11**

Gentile Brewing Company, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Merchandise	-1,020.00
Mug Club Membership	6,649.60
Sales	0.00
B2B Income	24,327.60
B2C Income	181,275.00
Private Functions	3,113.29
Total B2C Income	**184,388.29**
Retail Income	0.00
Bottle/Can To-Go	20,335.40
Growler Fill	17,260.05
Magnets/glasses	1,432.47
Snacks	3,180.00
Tshirts	3,658.20
Total Retail Income	**45,866.12**
Total Sales	**254,582.01**
Total Income	**$260,211.61**
Cost of Goods Sold	
Chemicals	2,923.06
Contract Labor	6,988.40
Direct payroll	396.91
Payroll Taxes	14,653.00
Payroll-FOH labor	104,876.66
Tips Paid	-45,218.25
Total Direct payroll	**74,708.32**
Food/Snack Purchase	2,293.62
Label Design	360.00
Merchandise purchase	622.60
Production Tax	0.00
Federal excise tax	725.65
State Excise Tax	729.35
Total Production Tax	**1,455.00**
Raw Materials	20,183.58
Total Cost of Goods Sold	**$109,534.58**
GROSS PROFIT	**$150,677.03**
Expenses	
Advertising	1,076.04
Art Consulting	1,400.00
Credit Card Processing Fee	8,276.36
Donation	4,312.48

Gentile Brewing Company, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Dues and Subscriptions	4,873.88
Equipment Rental	888.97
Freight and Delivery	394.72
Insurance	-30.00
Bond	330.00
Liability Insurance	4,055.15
Umbrella	343.75
Work Comp	1,427.00
Total Insurance	**6,125.90**
Interest Expense	0.00
Finance Charge	1,136.85
Loan Interest	6,446.47
Total Interest Expense	**7,583.32**
Laboratory Equipment	166.80
License Fee	0.35
Licenses and Permits	1,547.00
Office Supplies	3,861.04
Payroll Fees	913.29
Postage and Delivery	295.07
Professional Development	570.71
Professional Fees	0.00
Accounting	3,345.00
Total Professional Fees	**3,345.00**
Rent	23,100.00
Repairs	2,879.12
Security	360.00
Supplies	232.94
Marketing	7,793.62
Office	651.70
Total Supplies	**8,678.26**
Taxes	0.00
Local	1,061.53
Property	524.21
Total Taxes	**1,585.74**
Telephone	3,540.19
Travel & Ent	0.00
Automobile Expense	5,207.40
Gasoline	1,860.95
Meals	2,463.23
Total Travel & Ent	**9,531.58**
Uniforms	886.37

Gentile Brewing Company, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Utilities	0.00
Compost	482.48
Gas and Electric	8,812.83
Water/Sewer/Trash	200.00
Total Utilities	**9,495.31**
Total Expenses	**$105,687.50**
NET OPERATING INCOME	**$44,989.53**
Other Expenses	
Bank Service Charges	1,090.10
Total Other Expenses	**$1,090.10**
NET OTHER INCOME	**$ -1,090.10**
NET INCOME	**$43,899.43**

Gentile Brewing Company, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eastern Bank	6,595.83
Event Cash Box	351.58
Paypal	379.05
Total Bank Accounts	**$7,326.46**
Accounts Receivable	
Accounts Receivable	3,384.40
Total Accounts Receivable	**$3,384.40**
Other Current Assets	
Inventory Asset	4,105.05
TShirts - Apparel	1,702.00
Total Other Current Assets	**$5,807.05**
Total Current Assets	**$16,517.91**
Fixed Assets	
Accumulated Depreciation	-81,869.00
Appliances	25,528.26
Boelter	7,275.00
Brewhouse	18,639.35
Chiller and Piping	19,327.85
Computer Hardware	4,005.23
Furniture	8,823.27
Glassware	2,145.28
Keg Washer	3,195.00
Kegs	10,853.56
Leasehold Improvements	100,901.37
Tanks	50,523.92
Total Fixed Assets	**$169,349.09**
TOTAL ASSETS	**$185,867.00**

Gentile Brewing Company, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	21,057.75
Total Credit Cards	**$21,057.75**
Other Current Liabilities	
Accrued Expenses	0.00
Bottle/Can Deposit	20.95
Department of Revenue Payable	1,049.75
Sales Tax Payable	6.48
Total Department of Revenue Payable	**1,056.23**
Gift Card	1,255.01
Growler Deposit	3,472.20
Mug Club membership liabitity	1,358.70
Payroll Clearing	0.00
Payroll Tax Liability	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	75.24
TIPS payable	0.00
Total Other Current Liabilities	**$7,238.33**
Total Current Liabilities	**$28,296.08**
Long-Term Liabilities	
2016 Loan from Eastern	9,518.15
2018 Loan from Eastern	20,606.60
2019 Loan from Eastern	8,989.11
Eastern Bank-LOC	29,427.54
Loan From Others	50,000.00
Total Long-Term Liabilities	**$118,541.40**
Total Liabilities	**$146,837.48**
Equity	
Capital	29,892.30
Distribution	-57,584.00
Retained Earnings	22,821.79
Net Income	43,899.43
Total Equity	**$39,029.52**
TOTAL LIABILITIES AND EQUITY	**$185,867.00**

Gentile Brewing Company, LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	43,899.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-3,384.40
Inventory Asset	-4,105.05
TShirts - Apparel	-1,702.00
AMEX	13,539.32
Bottle/Can Deposit	20.95
Department of Revenue Payable	-76.72
Gift Card	269.97
Growler Deposit	951.00
Mug Club membership liabitity	250.40
Payroll Clearing	0.00
Payroll Tax Liability	0.00
Sales Tax Agency Payable TIPS	0.00
payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,763.47**
Net cash provided by operating activities	**$49,662.90**
INVESTING ACTIVITIES	
Appliances	-3,999.14
Brewhouse	-2,282.82
Chiller and Piping	-9,667.85
Computer Hardware	-15.97
Glassware	-39.77
Kegs	-209.77
Leasehold Improvements	-6,418.18
Tanks	-14,432.31
Net cash provided by investing activities	**$ -37,065.81**
FINANCING ACTIVITIES	
2016 Loan from Eastern	-7,349.39
2018 Loan from Eastern	-4,068.41
2019 Loan from Eastern	8,989.11
Eastern Bank-LOC	1,127.95
Distribution	-22,500.00
Net cash provided by financing activities	**$ -23,800.74**
NET CASH INCREASE FOR PERIOD	**$ -11,203.65**
Cash at beginning of period	18,530.11
CASH AT END OF PERIOD	**$7,326.46**

Gentile Brewing Company, LLC

BALANCE SHEET

As of November 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Eastern Bank	-19,681.09
PPP funds	23,232.50
Total Eastern Bank	**3,551.41**
Event Cash Box	367.32
Paypal	379.05
Total Bank Accounts	**$4,297.78**
Accounts Receivable	
Accounts Receivable	2,168.40
Total Accounts Receivable	**$2,168.40**
Other Current Assets	
Inventory Asset	5,437.04
TShirts - Apparel	-834.40
Total Other Current Assets	**$4,602.64**
Total Current Assets	**$11,068.82**
Fixed Assets	
Accumulated Depreciation	-81,869.00
Appliances	25,528.26
Boelter	7,275.00
Brewhouse	18,639.35
Chiller and Piping	19,327.85
Computer Hardware	4,066.83
Furniture	8,823.27
Glassware	2,159.85
Keg Washer	3,195.00
Kegs	10,952.63
Leasehold Improvements	100,954.64
Tanks	50,715.92
Total Fixed Assets	**$169,769.60**
TOTAL ASSETS	**$180,838.42**

Gentile Brewing Company, LLC

BALANCE SHEET

As of November 30, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	21,239.28
Total Credit Cards	**$21,239.28**
Other Current Liabilities	
Accrued Expenses	107.93
Bottle/Can Deposit	172.10
Department of Revenue Payable	-499.73
Sales Tax Payable	1,482.66
Total Department of Revenue Payable	**982.93**
Gift Card	1,941.67
Growler Deposit	4,071.20
Mug Club membership liabitity	2,200.00
Payroll Clearing	0.00
Payroll Tax Liability	0.00
Sales Tax Agency Payable	-11.69
Sales Tax Payable	75.24
TIPS payable	1,899.29
Total Other Current Liabilities	**$11,438.67**
Total Current Liabilities	**$32,677.95**
Long-Term Liabilities	
2016 Loan from Eastern	2,221.23
2018 Loan from Eastern	16,034.70
2019 Loan from Eastern	7,160.41
Eastern Bank-LOC	30,335.15
Loan From Others	50,000.00
PPP loan	32,232.50
Total Long-Term Liabilities	**$137,983.99**
Total Liabilities	**$170,661.94**
Equity	
Capital	29,892.30
Distribution	-64,084.00
Retained Earnings	66,721.22

Gentile Brewing Company, LLC

BALANCE SHEET

As of November 30, 2020

	TOTAL
Net Income	-22,353.04
Total Equity	**$10,176.48**
TOTAL LIABILITIES AND EQUITY	**$180,838.42**

I, Paul J Gentile, certify that:

1. The financial statements of Gentile Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Gentile Brewing Company included in this Form reflects accurately the information reported on the tax return for Gentile Brewing Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Paul J Gentile*

Name: Paul J Gentile

Title: Owner/Manager